AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON November 15, 2002

                                            FILE NO. 333-
                                            FILE NO. 811-

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-4

                          PRE-EFFECTIVE AMENDMENT NO.
                          POST-EFFECTIVE AMENDMENT NO.

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                 AMENDMENT NO.

                        WOODMEN VARIABLE ANNUITY ACCOUNT

                           (Exact Name of Registrant)

        Woodmen of the World and/or Omaha Woodmen Life Insurance Society

                              (Name of Depositor)
                              -------------------

                               1700 Farnam Street
                             Omaha, Nebraska 68102
                    (Address of Principal Executive Office)
                                 1-877-664-3332

                             Mark D. Theisen, Esq.
                                   Secretary
                               1700 Farnam Street
                             Omaha, Nebraska 68102
               (Name and Address of Agent for Service of Process)

COPY TO:
Fredrick G. Lautz, Esq.  Quarles & Brady LLP
411 East Wisconsin Avenue, Milwaukee, Wisconsin 53202-4497

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

SECURITIES BEING OFFERED: FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY
CERTIFICATES

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

WOODMEN VARIABLE ANNUITY ACCOUNT

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CERTIFICATE

Woodmen Variable Annuity
Prospectus
July 1, 2003

For

The Individual Flexible Premium Deferred Variable Annuity Certificate
Issued by Woodmen of the World and/or Omaha Woodmen Life Insurance Society, a fraternal benefit society

The variable annuity certificate is intended for long-term investment purposes. You bear investment risk that could include loss of principal and investment returns are not guaranteed. The certificate provides a free look period of at least 10 days (longer in some states) when you may cancel the certificate.

Why you should read and keep this prospectus

This prospectus describes the variable account and the certificate and contains information you should know before you purchase a certificate. More information about Woodmen of the World and/or Omaha Woodmen Life Insurance Society, the variable account and this certificate is available in the Statement of Additional Information (SAI). The SAI was filed with the Securities and Exchange Commission (SEC) and is incorporated by reference into this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC. A copy of the SAI may also be obtained without charge by calling (877) 664-3332 or by writing Woodmen at its home office at 1700 Farnam Street, Omaha, NE 68102. A Table of Contents for the SAI appears at the end of this prospectus. You should also receive prospectuses for each of the investment selections available through the certificates. Please read them carefully and keep them for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus does not constitute an offering in any state in which such offering may not lawfully be made. You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Table of Contents

Definitions

Woodmen Variable Annuity Summary

Fee and Expense Tables

Performance Information

Woodmen of the World and/or Omaha Woodmen Life Insurance Society and the
Accounts

Your Certificate

     Purchasing a Certificate
     Free Look Period and Allocating Your Initial Premium
     Automatic Premium Payments
     Owners, Annuitant and Payee
     Beneficiaries
     Youth Certificates
     Transferring Ownership
     Successor Owners
     Certificates Issued for Certain Retirement Plans

Accumulation Period

     Valuing Your Certificate
     Variable Account Value
     Fixed Account Value
     Dollar Cost Averaging Plan
     Transfers among Subaccounts and/or the Fixed Account
     Asset Rebalancing Program
     Telephone Transactions
     Access to Your Money before the Annuity Starting Date
     Systematic Withdrawals
     Death of the Owner and/or Annuitant before the Annuity Starting Date

Annuity Period

     Annuity Starting Date
     Settlement Option Contracts
     Annuity Payment Options
     Death of Owner/Payee after the Annuity Starting Date

Certificate Fees and Charges

     Sales Charge
     Certificate Fee
     Surrender Charge
     10% Free Withdrawal
     Premium Tax Charge
     Other Taxes
     Transfer Charge
     Fund Expenses

Mortality and Expense Risk Charge and Our Risks

     Our Mortality Risk
     Our Expense Risk

General Information about the Certificates

     Entire Contract
     Gender Neutral Benefits
     Voting Rights
     State Variations
     Surplus Refunds and Assessments
     Our Reports to You
     Date of Receipt
     Payment by Check
     Postponement of Payments and Transactions
     Questions about Your Certificate
     Federal Tax Matters
     Tax Status of Woodmen of the World and/or Omaha Woodmen Life Insurance Society
     Variable Account Tax Status
     Owner Control
     Diversification Requirements

Income Taxation of Annuities in General

Other Information

Financial Information

Order Form for Statement of Additional Information

Statement of Additional Information     TABLE OF CONTENTS

For purposes of this prospectus, "WE", "US" or "OUR" means Woodmen of the World and/or Omaha Woodmen Life Insurance Society, a fraternal benefit society. "YOU" and "YOUR" refer to the owner(s) of the certificate.

Definitions

Account: Woodmen Variable Annuity Account, a separate investment account we established under Nebraska law. The Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the Investment Company Act of 1940. This is also called the "Variable Account."

Accumulated Value: The accumulated value at any time before the annuity starting date is equal to the sum of the variable account value and the fixed account value.

Annuitant: The person whose life determines the annuity benefits payable under the Certificate and whose death determines the death benefit. The annuitant is the benefit member of the fraternal benefit society.

Annuity Starting Date: The date on which the annuity payments are to begin. After the first certificate anniversary, the owner may change the annuity starting date as desired. You may not defer the annuity starting date beyond the first of the month after the certificate anniversary on or following the annuitant's 95th birthday.

Beneficiary: The person (or persons) to whom we pay the proceeds upon the death of the Annuitant.

Business Day: Valuation Day. Each day both we and the New York Stock Exchange is open for trading except: (1) any period when the Securities and Exchange Commission determines that an emergency exists which makes it impracticable for a Fund to dispose of its securities or to fairly determine the value of its net assets; or (2) such other periods as the Securities and Exchange Commission may permit for the protection of security holders of a Fund. The New York Stock Exchange is regularly closed on Saturdays and Sundays and on New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If one of these holidays falls on a Saturday or Sunday, the exchange will be closed on the preceding Friday or the following Monday, respectively. We will not purchase or redeem any subaccount units on any days that we are not open for business.

Certificate: The individual flexible premium deferred variable annuity certificate we offer through this Prospectus, including any endorsements or additional benefit riders or agreements, and our Articles of Incorporation, Constitution and Laws that are in force on the Effective Date.

Certificate Anniversary: The same date in each Certificate Year as the Effective Date.

The Code: The Internal Revenue Code of 1986, as amended.

Death Benefit: The amount we pay upon the death of the annuitant.

Due Proof of Death: Satisfactory documentation provided to us establishing proof of death. This documentation may include a certified copy of the death certificate; a certified copy of a court decree reciting a finding of death; or any other proof satisfactory to us.

Effective Date: The date designated in your certificate that your ownership begins.

Fixed Account: Amounts allocated to the fixed account under the certificate are part of our general account, which support annuity and insurance obligations. Because of exemptive and exclusionary provisions, we have not registered interests in the fixed account under the Securities Act of 1933 nor have we registered the fixed account as an investment company under the 1940 Act. The SEC has not reviewed the disclosure relating to the fixed account. However, disclosures regarding the fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements in prospectuses

Funds: The mutual funds or other vehicles selected as investment options. A specific fund corresponds to each subaccount of the account.

Home Office: Woodmen of the World and/or Omaha Woodmen Life Insurance Society 1700 Farnam Street, Omaha, NE 68102

Nonqualified Certificate: A Certificate that is not funding a tax favored retirement plan and is therefore not a Qualified Certificate.

Owner: Person or Persons who can exercise control over the certificate.

Qualified Certificate: A Certificate we issue in connection with plans that qualify for special federal income tax treatment such as plans under Sections 401(a), 403(a), 403(b), 408 or 408A of the Code. These plans already provide tax deferral so you should consider purchasing a Certificate based on its other features and benefits.

Subaccount: A subdivision of the variable account. Each subaccount invests exclusively in the shares of funds that we determine is appropriate for the certificate.

Subaccount unit. A unit used in valuing interests in a subaccount.

Surrender Value. The amount you would receive if you surrender a certificate after your free look has expired, other than after the death of the annuitant or after electing certain settlement options.

Valuation Date: Any day that both the New York Stock Exchange and Woodmen of the World and/or Omaha Woodmen Life Insurance Society are open for business.

Valuation Period: The period of time from the end of one valuation date to the end of the next valuation date.

Variable Account: Woodmen Variable Annuity Account, a separate investment account we established under Nebraska law. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the Investment Company Act of 1940.

Woodmen Variable Annuity Summary

The Certificate

A certificate is an individual flexible premium deferred variable annuity issued by Woodmen of the World and/or Omaha Woodmen Life Insurance Society, a Nebraska non-profit fraternal benefit society located at 1700 Farnam Street, Omaha, NE 68102.

You may purchase a certificate for as little as $2,000 or $1,000 for a retirement plan. You may make additional purchases for as little as $50. If you are eligible, you may open a TSA (tax-sheltered annuity under section 403(b) of the Code) or certain other retirement accounts without an initial payment or minimum amount.

A certificate may not yet be available for purchase in all states.

Fees and Expenses

If your certificate's accumulated value, as of the end of your certificate year is less than $50,000, there is currently an annual certificate fee of $30 to reimburse us for general administrative expenses. This fee can not exceed $45. We also may impose a surrender charge (deferred sales load) of anywhere from 7% to 1% for withdrawals from your certificate if you withdraw a premium payment before it has been invested seven years. However, you may make free withdrawals of up to 10% of the accumulated value of your certificate during a certificate year without incurring this surrender charge. We may also waive surrender charges in certain circumstances. Under certain circumstances we may charge a fee for transfers among subaccounts.

If you invest in a variable subaccount, you will incur a mortality and expense risk charge currently computed at an aggregate annualized rate of 1.25% on the average daily net asset value of the variable account and guaranteed not to exceed 1.40%. In addition, a daily charge based on a percentage of each fund's average daily net asset value is payable by each fund to its investment adviser. These charges do not apply to the fixed account.

Free Look Period

Your certificate provides for a free look period of at least 10 days after you receive it. You may cancel your certificate within your free look period starting on the day you receive it.

Surrenders

You may take a withdrawal from or surrender the certificate before the annuity starting date and while the annuitant is alive. Such distributions may be subject to certain surrender charges as described in this prospectus. Some qualified plans restrict the availability of the certificate's value to the plan participant. If you take a withdrawal from or surrender the certificate before attaining age 59-1/2, you may be subject to a 10% premature distribution penalty in addition to any state and federal income taxes you may owe.

Transfers

You may transfer all or a part of your certificate's value among the subaccounts. You may make 12 free transfers between one or more subaccounts in each certificate year. Following the 12th transfer, each transfer will result in a $25 charge. We will not transfer any amount less than $50 into any single subaccount. You may make one transfer, limited to the greater of $500 or 25% of the fixed account value, from the fixed account into subaccounts each certificate year

Federal Tax Matters

Generally, there should be no federal income tax payable on increases in accumulated value until there is a distribution. Distributions and annuity payments may be taxable as ordinary income. The taxable portion of most distributions will be subject to withholding unless the payee elects otherwise. There may be tax penalties if you take a distribution before reaching age 59_. Current tax laws may change at any time

Death proceeds are taxable and generally are included in the income of the recipient as follows:
If received under a payment option, they are taxed in the same manner as annuity payments.
If distributed in a lump sum, they are taxed in the same manner as a full surrender.

(For more information see Federal Tax Matters page --)

Information on Replacements and Qualified Certificates

It may not be in your interest replace your existing annuity, life insurance, or mutual fund with the certificate. You should replace an existing contract only when you determine that the certificate is better for you. You may have to pay a surrender charge on your existing contract, and the certificate described in this prospectus will impose a new surrender charge period. If you do consider replacing an existing contract, you should compare the benefits and cost of supplementing your existing contract with the benefits and cost of purchasing a new certificate. You should talk to your professional adviser to make sure the exchange will be tax-free. If you surrender your existing contract for cash and then buy the certificate described in this prospectus, you may have to pay a tax, including possibly a penalty tax, on the surrender.

Even though you may fund some of the types of retirement plans with the certificate including Individual Retirement Annuity (IRA), SEP-IRA, SIMPLE IRA, Roth IRA and pension or profit sharing plans, these plans also provide tax-deferral. You should carefully consider the costs and benefits of the certificates (including settlement options) before purchasing the certificate, since the retirement plan arrangement itself provides for tax deferred growth

Fee and Expense Tables

The following expense tables describe all of the expenses that you may incur as a certificate owner. These tables are intended to help you in understanding the various costs and expenses under the certificate. Currently none of the certificates we sell are subject to state premium taxes. No sales charge (load) is paid upon the purchase of the certificate. However, we may impose a charge if any portion (over 10% in any one certificate year) of a premium is withdrawn before it has been invested for up to seven years. The tables reflect all expenses for both the variable account and the underlying Funds. For a complete discussion of certificate costs and expenses see Certificate Fees and Charges. For more information regarding the expenses of the Funds, see the applicable Fund prospectus.

 Deferred Sales Charge (Surrender Charge)
 (as a percentage of the excess amount withdrawn or surrendered, see Certificate Fees and Charges)

                    Surrender Charge
                    Issue Age           Issue Age           Issue Age
                    ---------           ---------           ---------
Premium Year        0-60                61-75               76-85
1                   7%                  6%                  5%
2                   6%                  5%                  4%
3                   5%                  4%                  3%
4                   4%                  3%                  2%
5                   3%                  2%                  1%
6                   2%                  1%                  None
7                   1%                  None                None
8 or more           None                None                None

In each certificate year, you may make free withdrawals of up to 10% of the accumulated value existing at the time you made the first withdrawal in that certificate year.

 Sales Charge on Premiums                None
 Transfer Fee                            None

 Annual Certificate Fees: (applies to certificates with an accumulated value of less than $50,000) Current Fee $30 (Maximum Fee $45)

 Variable Account Annual Expenses: (as a percentage of average accumulated value)
 Mortality and Expense Risk Charges                         1.25%
 Administrative Charge                                      None
 Total Variable Account Annual Expenses                     1.25%

ANNUAL INVESTMENT OPTION EXPENSES (as a percentage of average net assets after waivers or reimbursements)

Investment      Management     Other
Option          Fee            Expenses        12b-1 Fees      Total
----------      ----------     --------        ----------      -----


SUBACCOUNT                           1 YEAR  3 YEARS

2. If you do not surrender or annuitize the Certificate at the end of the applicable time period:

SUBACCOUNT                           1 YEAR  3 YEARS

Expenses assume that current fee waivers and expense reimbursements for the Funds continue for the periods shown.

Expenses assume that current fee waivers and expense reimbursement arrangements for the Funds continue for the periods shown.

The examples provided above assume that no transfer charges or premium taxes have been assessed. The examples also assume that the annual administrative charge is $30 and that the Accumulated Value per Certificate is $10,000, which translates the administrative charge into an assumed .30% charge for the purposes of the examples.

Please do not consider the examples a representation of past or future expenses. The assumed 5% annual rate of return is hypothetical and is not a representation of past or future annual returns, which may be greater or less than this assumed rate.

Woodmen of the World and/or Omaha Woodmen Life Insurance Society

Our organization's legal name is Woodmen of the World and/or Omaha Woodmen Life Insurance Society and our home office is located at 1700 Farnam Street, Omaha, NE 68102. We were incorporated in Nebraska in 1890 as a fraternal benefit society and currently have more than 800,000 members in over 2,400 adult and youth lodges. In addition to providing fraternal benefits to our members we offer individual life insurance and annuity certificates in all 50 states and the District of Columbia. On August 1, 2001 we established the Woodmen Variable Annuity Account pursuant to the laws of the State of Nebraska. This Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve supervision by the SEC of the management or investment policies or practices of the Account, us or the Funds.

We legally own the Account's assets but we cannot charge the Account with debts or liabilities arising out of any other business we may conduct. The Account's assets are available to cover our general debts and liabilities only when the Account's assets exceed its liabilities. We may transfer assets which exceed these reserves and liabilities to our General Account. All obligations arising under the Certificates are our general corporate obligations.

Your Certificate

     Purchasing a Certificate

     Your certificate is an individual flexible premium deferred variable annuity. It provides you with a way to save for retirement or some other long-term goal on a tax-deferred basis. We offer the certificate to members and people who are eligible for membership. You may apply for a certificate by completing and submitting an application available through your securities licensed Woodmen representative. We do not issue joint certificates (joint annuitants) or group certificates. However, we may issue a certificate with a single annuitant that is jointly owned.

     We may issue your certificate as a nonqualified annuity. We may also issue your annuity as qualified annuity that funds a retirement plan such as an Individual Retirement Annuity (IRA), a Roth Individual Retirement Annuity (Roth IRA); a Tax-Sheltered Annuity (TSA); or an annuity for a Simplified Employee Pension Plan (SEP-IRA). Retirement plans such as these already provide you with most, if not all, of the tax-deferral benefits provided by an annuity.

     You must give us or arrange to have sent to us a single premium payment of at least $2,000 (or $1,000 for a qualified annuity) along with your application. The minimum amount we will accept for subsequent premiums is $250 or $50 with a monthly automatic investment plan (see page--). Premium payments over $1,000,000 require our prior approval. There are certain circumstances in which you would not have to provide an initial premium to establish your certificate. These circumstances include, but are not limited to, establishing your certificate through a TSA or an employer-sponsored retirement plan.

     Free Look and Allocating Your Initial Premium

     Your certificate provides a "Free Look" of at least 10 days after you receive your certificate and it is longer in some states. If you do decide to cancel your certificate, you must deliver or mail the certificate along with a written request to us at the home office. Upon cancellation, the certificate will be void as of the effective date and you will receive your certificate's accumulated value (or your premiums if greater) as of when we receive your cancellation. You will generally receive your money within seven days after we receive your request for cancellation. However, if your certificate is an IRA and you decide to cancel it within seven days from the receipt of your IRA disclosure we may refund your premium less any payments made.

     Because you have a "Free Look" we reserve the right to allocate all your initial premiums to the Money Market Subaccount until the free look period expires plus an additional five-day period to allow for delivery of your certificate. After this period, we will allocate the accumulated value of your certificate to the subaccount(s) and/or fixed account according to your original instructions.

     Automatic Premium Payments

     You may make regularly scheduled premiums through an automatic deduction from your savings or checking account to the subaccount(s) or fixed account you select. You may set it up at the time of your application or later by contacting us at the home office. When you set this up, you may select the 1st or the 15th of the month as the date you want the money withdrawn from your account. If the date you select falls on a date that is not a valuation date, such as a weekend or holiday, we will allocate the premium when we receive it. You must give us at least 5 days notice to stop or change your allocation for future premiums. Your notice should be sent to our home office.

     Owner, Annuitant and/or Payee

     If you own the certificate you can select the annuitant, name beneficiaries, assign the certificate, transfer allocations between subaccounts and the fixed account and designate who receives any annuity payments or distributions under the certificate. The annuitant is the person whose life determines the annuity benefits payable under the certificate and whose death determines the death benefit. The annuitant must be a natural person and is the benefit member of the fraternal benefit society. The owner receives the death benefit, if any, that is paid when the annuitant dies, unless the owner has named a beneficiary, who then would receive the death benefit. The payee is any party that the owner selects to receive distributions. We reserve the right to approve any payee that is an entity rather than a person. Laws regulating qualified annuities may limit an owner's ability to designate annuitants, beneficiaries and payees.

     Beneficiaries

     You may name one or more beneficiaries to receive the death proceeds payable under the certificate. If you do not name a beneficiary or the beneficiary does not survive the annuitant, the death proceeds will be paid to you, if living, otherwise to your estate. You may change beneficiaries by sending a request to the home office. We may provide a special form to make this request. We must approve any change in beneficiary. Any such change is effective on the date you designate on your written request or the date we receive your request at the home office. A change in beneficiary is only effective if the request was mailed or delivered to us while the annuitant is alive. We are not liable for any payments made or actions taken by us before we receive and approve changes in beneficiary designations. State property laws may affect your ability to select a beneficiary other than a spouse.

     Youth Certificates

     We provide certificates that allow an adult applicant, when applying for a certificate in the name of a youth member, an option to have ownership either in the applicant or in the youth member. If the youth member is the owner of the certificate, the applicant shall retain control over the certificate until the youth member reaches the age of majority. The applicant controller can exercise all rights in the certificate, except for the right of assignment, on behalf of the youth member until the youth member reaches the age of majority. In the event of the death of the applicant controller before the youth member reaches the age of majority, we will recognize that person who has the duty to support the youth member, and/or who in fact does support the youth member, as the person who is entitled to exercise the rights which the applicant controller could have exercised.

     Transferring Ownership

     You may absolutely assign your certificate by sending an assignment request to our home office before the annuity starting date. You may not be able to assign a certificate you control for another or a certificate issued in connection with qualified plans. We must receive and approve any assignment request before it is effective. Once we approve it, the assignment is effective on the date you designated on your written request or the date we receive it at our home office if no date appears on your request. We are not liable for any payment we make or action we take before we receive and approve an assignment. We are not responsible for the validity or tax consequences of any transfer of ownership.

     Before you consider assigning, selling, pledging or transferring your certificate, you should consider the tax implications. Generally speaking, assignments are taxable as a complete distribution (surrender) from a deferred annuity contract. The interest of any beneficiary will be subject to any collateral assignment. Any indebtedness and interest charged against your certificate, or any agreement for a reduction in benefits, shall have priority over the interest of any owner, beneficiary or collateral assignee under the certificate.

     Successor Owners

     If you are not the annuitant, you may designate a successor owner to receive the certificate in the event of your death. If you do not designate a successor owner, your estate will become the new owner upon your death. You may designate or change a successor owner by submitting a written request to our home office. We may ask that you complete a special form on which to make this request. We must receive and approve any successor owner request before it is effective. Once we approve it, the successor owner designation is effective on the date you designate on your written request or the date we receive it if no date appears on the request. We are not liable for any payment we make or action we take before we receive and approve the designation. We are not responsible for the validity of any designation or change of a successor owner.

     Upon any owner's death before the annuity starting date, we are required to distribute the surrender value within five years. However, if the successor owner is a natural person (as opposed to an entity), the successor owner may elect to receive the surrender value in periodic payments over the successor owner's life (or over a period not exceeding the successor owner's life expectancy) as long as the payments begin within one year of your death. If your spouse is the successor owner, your spouse will automatically become the owner of the certificate and will not be required to take these distributions.

     Certificates Issued for Certain Retirement Plans.

     If your certificate is used in a qualified plan and the owner is the plan administrator or trustee, the plan administrator may transfer ownership to the annuitant if the qualified plan permits. Otherwise, a certificate used in a qualified plan may not be sold, assigned, discounted or pledged as collateral for a loan or as surety for performance of an obligation or for any other purpose, to any person other than as may be permitted by laws applicable to such plans.

     Accumulation Period

     The period during which you invest premiums in the variable and/or fixed account under the certificate is the accumulation period. During this time the certificate may increase or decrease in value depending on the performance of the variable account and how much additional premium you invest. For most owners any increase in the certificate's value remains tax-deferred until a distribution is made. Any distributions you take from the certificate during the accumulation period are taxable to the extent there is gain in the certificate. Accumulation period distributions are taxed differently than annuity payments. For annuity payments (periodic payments from a settlement contract), any cost basis in the certificate is prorated over the length of the annuity payment option. Therefore, each annuity payment will consist partially of cost basis (if there is any) and partially of taxable gain.

     Valuing Your Certificate

     We determine the accumulated value of your certificate on each valuation date (each day that both the New York Stock Exchange and we are open for business). Your certificate's value during the accumulation period is the total of your values in the variable account and the fixed account.

     Variable Account Valuation

     Your variable account value is the total value of your subaccounts. When we established each subaccount, we set the subaccount unit value at $10 ($1 for the Money Market Subaccount). The subaccount unit value of a subaccount increases or decreases from one valuation period to the next depending on the investment experience of the underlying fund as well as the daily deduction of charges. We calculate the value of each subaccount by multiplying the number of subaccount units attributable to that subaccount by the subaccount unit value for the subaccount. Any amounts allocated to a subaccount will be converted into subaccount units of the subaccount. We credit subaccount units to your subaccount when you allocate premiums or transfer amounts to that particular subaccount. The number of subaccount units we credit is determined by dividing the premium or other amount credited to the subaccount by the subaccount unit value for that valuation date. We reduce your subaccount units in a subaccount when you withdraw or transfer from that subaccount and by any certificate fee charged to your certificate. The investment experience of the fund underlying each subaccount will cause the subaccount unit value to increase or decrease. In addition, we assess a mortality and expense risk charge, which effectively reduces the value of the subaccount. We make no guarantee as to the value in any subaccount. You bear all the investment risk on the performance of the fund underlying the corresponding subaccounts you choose. Because of all of the factors affecting a subaccount's performance, its value cannot be predetermined.

     Fixed Account Valuation

     You may choose to deposit some or none of your money in the fixed account portion of the certificate. This Fixed Account is our general account. We declare the effective annual interest rate that applies to the fixed account each month and this rate shall be at least 3% per year. This effective rate applies to new premiums or amounts newly transferred from a subaccount (new money) for the certificate year. After that period expires, a new rate will be declared for that deposit and will be effective for another certificate year. The rate of interest in effect at any time for a certificate may differ from the rate or rates in effect for other certificates with different certificate anniversaries. We may declare higher interest rates at our discretion. You bear the risk that interest credited on the accumulated value within the fixed account may not exceed 3% for any 12-month period.

     Dollar Cost Averaging Plan

     You may make regular transfers from your money market subaccount to other subaccounts by establishing a dollar cost averaging plan. You may use dollar cost averaging until the amount in your money market subaccount is completely transferred, or the amount remaining is less than your authorized preset amount. You may terminate or change your plan at any time by request that is effective 5 days after we receive it at the home office. If you wish to make a substantial deposit in your certificate, dollar cost averaging allows you to spread your investment in the markets over time to reduce the risk of investing at the top of the market cycle. You may establish a dollar cost averaging plan by obtaining an appropriate form and full information concerning the plan and its restrictions, from your Woodmen Registered Representative or from our home office. Transfers under dollar cost averaging are not charged the fees applicable to transfers.

     Dollar cost averaging does not ensure a profit or protect against a loss during declining markets. Because such a program involves continuous investment regardless of changing share prices, you should consider your ability to continue the program through times when the share prices are high.

     Transfers among Subaccounts and/or the Fixed Account

     You may transfer your certificate's value among the subaccounts and the fixed account subject to a few restrictions outlined in this prospectus. Such transfers must take place during the accumulation period. We will process your requests for transfers that we receive at our home office, in good order, before 3:00 p.m. Central Time as of the close of business on that valuation date. We will process requests we receive after that time as of the close of business on the following valuation date.

     We process a transfer by redeeming subaccount units from the subaccount(s) you specify and reinvesting the proceeds in subaccount units of the other subaccounts and/or the fixed account as you specify. We impose the following restrictions on transfers. You must transfer out at least $100 or, if less, the total value of the subaccount or fixed account from which you are making the transfer. You must transfer in a minimum amount of $50 (or total value if less) to any subaccount or to the fixed account.

     You may make twelve free transfers from one or more subaccounts in each certificate year. After that, we will charge you $25 for each subsequent transfer and deduct it from the amount of transfer.

     You may make only one transfer from the fixed account in each certificate year. The transfer may not exceed the greater of $500 or 25% of the total value of the fixed account at the time of transfer. Transfers from the fixed account are not subject to a transfer charge and do not count toward your twelve free transfers. If you want to transfer from the fixed account, we redeem the value you wish to transfer from the fixed account and reinvest that value in subaccount units of the subaccount or subaccounts you have selected.

     We did not design the certificate in general or this transfer privilege in particular to give you a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the Funds and increase transaction costs, we may adopt procedures to limit excessive transfer activity. For example, we may impose conditions and limits on, or refuse to accept, transfer requests that we receive from third parties. Third parties include investment advisers or registered representatives acting under power(s) of attorney from one or more certificate owners. In addition, the Funds may restrict or refuse transactions as a result of certain market timing activities. You should read the Funds' prospectuses for more details.

     Asset Rebalancing Program

     You may choose to automatically rebalance your certificate value periodically under the Asset Rebalancing Program. You can elect to participate in the program at the time of application or at a later time. Asset rebalancing may be set up annually, semi-annually or quarterly to begin on the date you select. Before you begin the program, you should determine your investment goals and risk tolerance. After you determine the appropriate allocations and percentages, we will begin allocating your premiums immediately and rebalance on the date you select.

     To elect to participate in the program, you must send us a written request at our home office from you. This request will override any previous allocations you may have chosen. Rebalancing continues until you stop or change it, which is done in writing (unless a valid telephone election exists for the account) and must be received at the home office at least 5 days before it becomes effective. Asset Rebalancing does not count toward the twelve (12) free transfers you have. The fixed account is excluded from this program. We reserve the right to change this program at any time. The asset rebalancing program does not guarantee gains, nor does it assure that any subaccount will not have losses.

     Telephone Transactions

     If we receive your signed telephone transaction authorization, you may make withdrawals, transfers, premium allocation changes and certain other transactions pursuant to your telephone instructions (telephone request). However, we are not able to accept telephone requests for surrenders or transfers among subaccounts from you if we are restricted from doing so by state or federal laws. We will take reasonable steps to confirm that telephone instructions are genuine including, among other things: requiring identifying information, recording conversations and providing written confirmations of transactions. We will not be responsible for the authenticity of instructions received by telephone. We may be liable for losses due to unauthorized or fraudulent instructions only if we fail to observe reasonable procedures.

     If several people want to make telephone requests at or about the same time, or if our recording equipment malfunctions, we may not be able to allow any telephone requests at that time. If this happens, you must try again later or submit a written request to our home office. If there is a malfunction with the telephone recording system or the quality of the recording itself is poor, we will not process the transaction.

     The phone number for telephone transactions is (000) 000-0000. We reserve the right to suspend or limit telephone transactions.

     We do not currently offer Internet transaction capability to certificate owners, but may do so in the future. We will notify you if we begin to offer Internet transactions.

     Access to Your Money before Your Annuity Starting Date

     You may surrender from your accumulated value during the accumulation period if the annuitant is alive and the remaining value of the certificate is at least $1,000. To take a surrender you first must make a request to our home office. If you make a telephone request for a surrender, we may be required to withhold for federal income taxes. To completely surrender your certificate and receive your surrender value, you must submit a signed form to our home office. The complete surrender will not be processed until we receive your surrender request at our home office. You may obtain a form by contacting your Woodmen Registered Representative or by calling us at 000-000-0000. We generally must receive a surrender request by 3:00 p.m. central time on a valuation date in order to process it on the same day.

     We will normally pay you the requested surrender amount within seven days of receiving your request. You will receive the accumulated value less any applicable surrender charge or any applicable certificate fee. In certain cases we may postpone payment of your surrender beyond the seven days. You may select the subaccount(s) or fixed account as the source(s) for your withdrawal. However, we must agree to any selection. If you request a surrender and do not specify its source (the specific subaccount(s) or fixed account) then we will take the surrender on a pro rata basis from each subaccount and fixed account. You may not surrender less than $250 at one time.

     There are legal restrictions on withdrawals from 403(b) certificates (also known as Tax Sheltered Annuities). Certificates issued in connection with qualified plans under section 401 of the Code may also restrict certain distributions. See your plan document for more information.

     You should consult your tax adviser regarding the tax consequences of any withdrawal or surrender. A surrender may result in adverse tax consequences, including the imposition of a 10% federal income tax penalty if made before you attain age 59-1/2.

     Systematic Withdrawals

     You may make systematic withdrawals from your certificate. These are a series of periodic payments (surrenders) from your certificate based on the payment method you select. You are taxed on each distribution to the extent there is taxable gain in the certificate. This type of surrender is not considered annuitization nor are the payments considered annuity payments. You may only establish this payout option during the accumulation period. Payments made to you under this option may be subject to surrender charges. You should consult a tax adviser about the tax consequences of making these systematic withdrawals.

     Death of an Owner (not the Annuitant) Before the Annuity Starting Date

     We will pay the surrender value to your beneficiary if you die while the annuitant is alive.

     Death of an Annuitant before the Annuity Starting Date

     We will pay the death proceeds to your beneficiary when the annuitant dies. If your spouse is the sole beneficiary and the certificate was not issued in connection with a qualified plan, your spouse may elect to continue the certificate as the new owner and annuitant.

     If any owner, including any owner who is also the annuitant, dies prior to the annuity starting date, the certificate will continue and the entire certificate benefit must be distributed within five years after the death of the owner, except if any portion of the certificate benefit is payable to a designated beneficiary, within the meaning of section 72(s) (4) of the Internal Revenue Code of 1986, as amended, such portion may be distributed over the life of such beneficiary, or over a period not extending beyond the life expectancy of such beneficiary. Such distributions must begin not later than one year after the date of the owner's death.

     If the sole beneficiary is the deceased owner's spouse, the surviving spouse may elect to continue this certificate as his or her own. If the spouse does so choose, upon his or her subsequent death the entire certificate benefit must be distributed as otherwise required by law and the certificate.

     We calculate the death proceeds as of the end of the first business day after we receive due proof of death, unless a state requires otherwise. A beneficiary may elect to receive the death proceeds as a lump sum in order to satisfy the distribution requirements. Other options for death proceeds are available. If the beneficiary requests payment of the death proceeds in a lump sum, we will generally pay it within seven days we receive due proof of death. Death proceeds are equal to or greater than the minimum value required by law.

     If the annuitant dies the amount of the death proceeds as of the good order date is the greater of the accumulated value of the certificate or the minimum death benefit amount.

     The minimum death benefit amount is equal to the sum of premiums paid reduced proportionately by any withdrawals, accumulated at an effective annual interest rate of 4%. After the annuitant's attained age 80, the minimum death benefit amount will no longer be accumulated with interest. The minimum death benefit amount is limited to a maximum of 200% of the total premiums paid reduced proportionately by any withdrawals. A withdrawal will reduce the minimum death benefit amount in the same proportion that the accumulated value was reduced on the date of the withdrawal. For each withdrawal, the reduction is calculated by multiplying the minimum death benefit amount immediately prior to the withdrawal by the ratio of the withdrawal to the accumulated value immediately prior to the withdrawal.

     The minimum death proceeds value is a guaranteed amount in death proceeds, regardless of the current investment performance of your certificate.

Annuity Period

The period when you begin to receive payments based on the amounts you accumulated under your certificate is the annuity period. This period begins on the annuity starting date. At this time we offer payment options only on a fixed basis but we may later offer additional payment options.

     Annuity Starting Date

     The date set to start your annuity payments when you apply for your certificate is the annuity starting date. After your first certificate anniversary you may change this date as you desire but you cannot set a date beyond the first of the month after the certificate anniversary on or following the annuitant's 95th anniversary. If your certificate is a qualified certificate you may be required to take minimum distributions no matter what annuity starting date you select. Some states may also place limitations on extending an annuity starting date. Your annuity payments will begin on your annuity starting date unless you previously surrendered your certificate or if we have paid out all of the death proceeds to your beneficiary. In those cases no annuity payments will be paid.

     Settlement Option Contracts

     If you select an annuity payment option, we will transfer your surrender value on your annuity starting date to our fixed account, and we will issue you a settlement option contract. Your annuity proceeds will not vary with the performance of the variable account. We will pay the annuity proceeds to the payee that you designated. You may not change to a different annuity payment option once your initial selection has been established. Generally, you or your beneficiary will be the payee. The settlement option contract will pay an amount each payment period as selected by you or the beneficiary. The payment periods available are one, three, six and twelve months.

     Annuity Payment Options

     The following annuity payment options are generally available to you under the certificate:

     Option 1. SINGLE LIFE ANNUITY. An amount will be paid each payment period for a fixed period of years and after that for so long as the payee lives. The fixed period may be between 0 and 20 years. On the death of the payee during the fixed period, payments will continue to the beneficiary of the settlement option contract for the balance of the fixed period.

     Option 2. JOINT AND SURVIVOR LIFE ANNUITY. An amount will be paid each payment period for so long as two joint payees are alive. On the death of either payee, the survivor will receive a percentage of the payment for so long as the survivor lives. The percentage of the payment to the survivor may be between 25% and 100%.

     Option 3. FIXED PERIOD. An amount will be paid each payment period for a fixed period of up to 30 years.

     If the accumulated value is to be paid out under this option and is subject to a surrender charge at the time of election, then:

     1. If a period of at least 10 years is selected, the accumulated value will be used in determining the settlement option payment and the surrender charge scale will be transferred to the settlement option contract.

     2. If a period of less than 10 years is selected, the surrender charge will be applied and the surrender value will be used in determining the settlement option payment.

     Option 4. FIXED AMOUNT. A fixed amount will be paid each period until the certificate benefit held under this option, together with interest on the unpaid balance, is exhausted.

     If the accumulated value is to be paid out under this option and is subject to a surrender charge at the time of election, the total amount paid each year can not be more than 12% of the accumulated value. The surrender charge scale will be transferred to the settlement option contract.

     If you do not select an annuity payment option within 60 days of your annuity starting date, we may pay out a lump sum.

     Before your annuity starting date, you may elect to receive a single sum rather than payments under the annuity payment option by surrendering the certificate. We will deduct a surrender charge from the accumulated value of your certificate, if applicable

     With respect to each annuity payment under an annuity payment option, we may pay more than the amount of the guaranteed payment. However, we also reserve the right to reduce the amount of any current payment that is higher than the guaranteed amount, to an amount not less than the guaranteed amount.

     We will also deduct any applicable certificate fee at the annuity starting date upon beginning a settlement option or upon payment of a lump sum.

     Interest rates applicable to annuity payment options may be declared monthly but are effective for at least one year with an effective annual guaranteed minimum interest rate of 3%. We may declare higher interest rates at our discretion. We consider numerous factors, including the earnings of the general or special accounts, expenses and mortality charges and experience.

     Death of Owner/Payee after the Annuity Starting Date

     If an owner/payee dies on or after the annuity starting date and before all of the annuity proceeds have been paid, we must pay any remaining annuity proceeds under the annuity payment option at least as rapidly as payments were being paid under that annuity payment option on the date of death.

Certificate Fees and Charges

     Sales Charge

     You do not pay any sales charge or sales load when you invest in your certificate.

     Certificate Fee

     During the accumulation period we currently deduct an annual $30 certificate maintenance charge. We may change this charge but will never charge more than $45. The charge is deducted on the last day of each certificate year or upon surrender of the certificate if that is earlier. We deduct the charge from your accumulated value in proportion to the amounts in your subaccounts and the fixed account unless a state requires otherwise. The purpose of this charge is to reimburse us for administrative expenses relating to the certificate. We do not deduct this charge if your accumulated value is at least $50,000 at the end of your certificate year or at surrender. We reserve the right to waive this charge.

     Surrender Charge

     We may deduct a surrender charge or "backend load" from any surrender of premiums (including a surrender to effect an annuity other than Options 1 and 2) and on systematic withdrawals). For the purpose of determining your surrender charge, any amount that you withdraw will be treated as coming from premiums in the order in which they were paid.

     The length of time between each premium payment and surrender determines the amount of the surrender charge. Premium payments are considered withdrawn in the order that they were received.

     The charge is a percentage of the premiums surrendered according to the following schedules:

                    Surrender Charge
                    Issue Age           Issue Age           Issue Age
                    ----------------    ---------           ---------
Premium Year        0-60                61-75               76-85
1                   7%                  6%                  5%
2                   6%                  5%                  4%
3                   5%                  4%                  3%
4                   4%                  3%                  2%
5                   3%                  2%                  1%
6                   2%                  1%                  None
7                   1%                  None                None
8=                  None                None                None

     10% Free Withdrawal

     In each certificate year, you may make free withdrawals of up to 10% of the accumulated value existing at the time you made the first withdrawal in that certificate year. A free withdrawal is a withdrawal without a surrender charge. To determine the free withdrawal amount, we take 10% of the accumulated value of the certificate at the time you made the first withdrawal in that certificate year. Any subsequent free withdrawals are subtracted from this amount. This right is not cumulative from certificate year to certificate year, so each certificate year you are only allowed to take a total of up to 10% from your accumulated value without incurring a surrender charge.

     Please Note

     Certain withdrawals and surrenders are subject to federal tax penalties and there may be other restrictions on withdrawals and surrenders from qualified plans. See Federal Tax Matters for more information.

     Premium Tax Charge

     Currently, we do not assess a charge against the variable account for federal income taxes or state premium taxes. We may make such a charge in the future if income or gains within the variable account result in any federal income tax liability to us or we become subject to state premium taxes.

     Other Taxes

     We reserve the right to impose charges or establish reserves for any federal or local taxes that we incur today or may incur in the future and that we deem attributable to the certificates.

     Transfer Charge

     You may make twelve free transfers in each certificate year. We will charge $25 for each subsequent transfer.

     Fund Expenses

     Each fund pays charges and expenses out of its assets. The prospectuses for the Funds describe the charges and expenses.

Mortality and Expense Risk Charge and Our Risks

We currently charge an annual mortality and expense risk of 1.25% of the average daily net asset value of the variable account. We may raise or lower this charge in the future but the charge will never exceed 1.40%.

     Our Mortality Risk

     We assume a mortality risk from our obligation to pay death proceeds to the beneficiary if the annuitant under a certificate dies during the accumulation period. The annuitant may die prior to the annuity starting date at a time when the death proceeds guaranteed by the certificate may be higher than the accumulated value of the certificate. The surrender value is lower for certificates under which a surrender charge remains in effect, while the amount of the death proceeds under such certificates is sometimes unaffected by the or surrender charge. Accordingly, our mortality risk is higher under such certificates than it would be under otherwise comparable certificates that impose the surrender charge upon payment of death proceeds.

     We assume a mortality risk by our contractual obligation to continue to make annuity payments for the entire life of the payee(s) under some payment options that extend for a life (or lives). If certain settlement options are selected, we relieve the payee(s) of the risk of outliving the amounts paid during retirement.

     We assume a mortality risk under our annuity purchase rate tables that are guaranteed for the life of your certificate. Our settlement options are based on a guaranteed effective annual interest rate of 3%. Options 1 and 2 are based on a guaranteed effective annual interest rate of 3% using the Annuity 2000 Mortality Table.

     Our Expense Risk

     We assume an expense risk under the certificates. If the certificate fee we deduct from the certificates to cover administrative expenses is not sufficient to cover the expenses actually incurred, we can't raise these fees in excess of what is stated in the certificate, i. e. $45. Administrative expenses include such costs as processing premiums, annuity payments, withdrawals, surrenders and transfers; furnishing confirmation notices and periodic reports; calculating the mortality and expense risk charge; preparing voting materials and tax reports; updating the registration statement for the certificates; and actuarial and other expenses.

     To compensate us for assuming these mortality and expense risks, we deduct a daily mortality and expense risk charge from the net assets of each subaccount in the variable account. We impose a mortality and expense risk charge at an annual rate of 1.25% of the average daily net assets of such subaccount in the variable account for the mortality and expense risks assumed under the certificates.

     If the mortality and expense risk charge and other charges under a certificate are insufficient to cover the actual mortality costs and administrative expenses incurred by us, we will bear the loss. If the mortality and expense risk charge proves more than sufficient, we will keep the excess for any proper purpose including, among other things, payment of sales expenses. We expect to make a profit from this charge.

General Information about Your Certificates

     The Entire Contract

     The entire contract between you and us consists of your certificate including any endorsements or amendments attached; your application including any supplemental documents; and our Articles of Incorporation, Constitution and Laws in force as of the effective date of your certificate. We will not contest the contract.

     Gender Neutral Benefits

     Under our settlement options, we distinguish between men and women because of their different life expectancies. However, we do not make any such distinctions for certificates that we issue in the state of Montana. This is because Montana enacted legislation that requires that optional annuity benefits (i.e., the annuity payments under our annuity payment options) not vary based on a person's sex. In Arizona Governing Committee v. Norris, the U.S. Supreme Court held that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Because of this decision, the settlement option rates applicable to certificates purchased under an employment-related insurance or benefit program may not, in some cases, vary on the basis of sex. We will apply unisex rates to certain qualified plans and those plans where an employer believes that the Norris decision applies. Employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris and Title VII generally and any comparable state laws that may be applicable, on any employment-related insurance or benefit plan for which a certificate may be purchased.

     Voting Rights

     Certain voting rights are attributable to the funds underlying the variable account portion of the certificates. No voting rights pertain to the fixed account interest. As required by law, we will vote the fund shares held in a subaccount. We will vote according to the instructions of certificate owners who have interests in any subaccount involved in the matter being voted upon. If the 1940 Act or any related regulation should be amended or if the present interpretation of it should change and as a result we determine that we are permitted to vote the Fund shares in our own right, we may elect to do so.

     You only have voting interests with respect to Fund shares only during the accumulation period. During the annuity period (during which you receive annuity payments) you have no interest in the Funds and, therefore, you have no voting rights.

     We determine the number of votes you have the right to cast by applying your percentage interest in a subaccount to the total number of votes in the variable account attributable to the entire subaccount. We will count fractional shares. We determine the number of votes of the fund you have the right to cast as of the record date. These votes are cast at the meeting of the Fund. We will solicit voting instructions by writing to you before the meeting in accordance with procedures established by a Fund.

     Any fund shares held in a subaccount for which we do not receive timely voting instructions we will vote in proportion to the voting instructions we receive for all owners participating in that subaccount. We will vote any fund shares our affiliates or we hold in proportion to the aggregate votes of all shareholders in the fund. We will send to everyone having a voting interest in a subaccount proxy materials, reports and other materials relating to the appropriate fund.

     State Variations

     Any state variations in the certificates are covered in a special certificate form for use in that state. This prospectus provides a general description of the certificates. Your actual certificate and any endorsements are the controlling documents. If you lose or misplace your certificate and any endorsements, contact our home office.

     Surplus Refunds and Assessments

     If our Board of Directors declares any surplus refunds to certificate owners, we will pay you such surplus refunds. If we pay any such surplus refunds, we will credit them to your subaccount(s) and/or fixed account in the same proportion that premiums would be credited. We do not anticipate any surplus refunds.

     If our general account reserves should become impaired (insufficient under certain circumstances to cover our obligations) our Board of Directors may require certificate owners to make additional payments. If payments are not made, it shall be a debt against the certificate accruing interest at 5% per year. No personal liability will attach to a certificate owner but you may recognize taxable income.

     Our Reports to You

     We will mail at least annually, a report showing the accumulated value of your certificate as of a date not more than two months prior to the date of mailing and any further information required by any applicable law. We will mail reports to you at your last known address of record. We will also promptly mail a confirmation of each premium, withdrawal, surrender or transfer you make, except that when permitted by law or rule, we may omit sending confirmations for scheduled transactions such as dollar cost averaging or automatic rebalancing programs. Please review confirmations and reports immediately and inform us of any discrepancies. If we do not hear from you within 60 days, we will assume all information is accurate.

     Date of Receipt

     Unless we state otherwise, the date we receive any premium, written request, telephone request or any other communication is the actual date it is received at our home office in proper form. If we receive them after the close of trading on the New York Stock Exchange, usually 3:00 p.m. central time or on a date which is not a valuation date, we will consider the date of receipt to be the next valuation date.

     Payment by Check

     If you pay a premium by check, we require a reasonable time for that check to clear your bank before such funds would be available to you for withdrawal. This period of time will not exceed 15 days.

     Postponement of Payments and Transactions

     We will normally make payments of any surrender value within seven days after we receive your request at our home office. However, we may delay this payment or any other type of payment from the variable account for any period when the New York Stock Exchange is closed for trading other than customary weekend and holiday closings or trading is restricted; an emergency exists, as a result of which it is not reasonably practicable to dispose of securities or to fairly determine their value; or the Securities and Exchange Commission or other legally authorized authority order permits or orders the delay.

     We may also postpone transfers and allocations of accumulated value among the subaccounts and the fixed account under these circumstances. We may delay payment of any surrender value from the fixed account for up to six months after we receive a request at our home office.

     Questions about Your Certificate

     You may make inquiries regarding the certificate by writing or calling our home office. The address for the home office is Woodmen of the World, 1700 Farnam Street, Omaha, NE 68102. The toll-free telephone number is 000-000-0000.

FEDERAL TAX MATTERS

Introduction

This discussion does not address state or local tax consequences, nor federal estate or gift tax consequences, associated with buying a certificate. In addition, we make no guarantee regarding any tax treatment--federal, state, or local--of any certificate or of any transaction involving a certificate.

This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and the courts.

Tax Status of Woodmen of the World and/or Omaha Woodmen Life Insurance Society

As a fraternal benefit society, we are currently exempt from Federal income taxes under section 501(c)(8) of the Code, and from most types of state and local taxes pursuant to the operation of local law. As a result, no reserve for income taxes is currently charged against or maintained by us with respect to the certificates. We may make charges for such taxes if there is a material change in federal, state or local tax laws attributable to either the variable account or us.

Variable Account Tax Status

The Code generally provides that the income, gains and losses from variable account investments are not income to us so long as the certificates and the variable account meet certain requirements. Because the certificates and the variable account meet such requirements, we anticipate no tax liability resulting from the certificates and, consequently, no reserve for income taxes is currently charged against or maintained by us with respect to the certificates. We may make charges for such taxes if there is a change in federal, state or local tax laws attributable to the variable account.

Taxation of Annuities in General

Tax Deferral during Accumulation Period

Under the Code, except as described below, increases in the certificate value of a non-qualified certificate are generally not taxable to the owner or annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

the certificate must be owned by an individual (or an individual is treated as the owner for tax purposes), variable account investments must be "adequately diversified", we, rather than you, must be considered the owner of variable account assets for federal tax purposes, and payments must appropriately amortize premium payments and certificate earnings.

Diversification Requirements

For the certificate to be treated as an annuity for federal income tax purposes, variable account investments must be "adequately diversified." The Treasury Secretary has issued regulations prescribing standards for adequately diversifying variable account investments. If the variable account failed to comply with these diversification standards, the certificate would not be treated as an annuity for federal income tax purposes and the owner would generally be taxed on the difference between the certificate value and the premium payments.

Although we do not control variable account investments, we expect that each variable account investment will comply with the diversification requirements prescribed by the Internal Revenue Code and Treasury Department regulations.

Ownership Treatment

In certain circumstances, a variable annuity you as the contract owner may be considered the owner of the assets of the variable account supporting the contract. In those circumstances, income and gains from variable account assets are includible in the your gross income. The Internal Revenue Service ("IRS"), in published rulings, stated that a variable contract owner will be considered the owner of variable account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of the regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that the IRS would issue guidance by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, the IRS has not issued any such guidance.

The ownership rights under the certificate are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. These differences could result in the owner being treated as the owner of the assets of the variable account and thus subject to current taxation on the income and gains from those assets. In addition, we do not know what standards may be set forth in the regulations or rulings that the Treasury Department has stated it expects to issue. We reserve the right to change the certificate as necessary to attempt to prevent you from being considered the owner of the variable account assets. However, there is no assurance that our efforts would be successful.

Certificates Held by Non-Natural Persons

As a general rule, certificates held by "non-natural persons," such as corporations, trusts or similar entities, are not treated as annuity contracts for federal income tax purposes. The investment income on these certificates is taxed each year as ordinary income received or accrued by the non-natural owner. There are exceptions to this general rule for non-natural owners. Certificates will generally be treated as held by a natural person if the nominal owner is a trust or other entity holding the certificate as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal owner of a certificate under a non-qualified deferred compensation plan for its employees. Because we are a fraternal benefit society, we reserve the right to limit certificate ownership by a non-natural person.

Additional exceptions to this rule include:

certain certificates acquired by a decedent's estate, certain certificates issued in connection with a qualified retirement plan (see "Qualified Plans" below), certain certificates used with structured settlement agreements, and certain certificates purchased with a single premium when the annuity starting date is no later than a year from contract purchase and substantially equal periodic payments are made at least annually.

Delayed Annuity Starting Date

If the Annuity Starting Date occurs (or is scheduled to occur) when the annuitant has reached an advanced age, e.g., past age 85, it is possible that the certificate might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the certificate could be currently includible in income.

The remainder of this discussion assumes that the certificate will be treated as an annuity for federal income tax purposes.

Taxation of Partial and Full Surrenders

Partial surrenders from a non-qualified certificate are includible in income to the extent the value of the certificate exceeds the "investment in the contract." This amount is referred to as the "income on the contract." Full surrenders are also includible in income to the extent they exceed the "investment in the contract." Investment in the contract equals the total of premium payments (to the extent such payments were neither deductible when made or excludible from income as, for example, in the case of certain contributions to Qualified Certificates) minus any amounts previously received from the certificate that were not includible in your income. Partial and full surrenders may be subject to a 10% penalty tax. (See "Penalty Tax on Premature Distributions") Partial and full surrenders may also be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding") In addition, in the case of partial and full surrenders from certain Qualified Certificates, mandatory withholding requirements may apply, unless a "direct rollover" of the amount surrendered is made. (See "Direct Rollovers")

Assignments, Pledges, and Gratuitous Transfers

Other than in the case of Qualified Certificates (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the certificate value is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the contract is increased by the amount includible as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release).

If an owner transfers a certificate without adequate consideration to a person other than the owner's spouse (or to a former spouse incident to divorce), the owner will be taxed on the difference between his or her certificate value and the investment in the contract at the time of transfer. In such case, the transferee's investment in the contact will increase to reflect the increase in the transferor's income.

If the Board of Directors requires the certificate owner to make additional payments in connection with the general account reserves becoming impaired, and such payments are not made, the debt levied against the certificate will be treated in the same manner as a pledge for federal income tax purposes.

Penalty Tax on Premature Distributions

A 10% penalty tax applies to a taxable payment from a non-qualified certificate unless the payment is:

received on or after the owner reaches age 59 _, due to the owner becoming disabled (as defined in the tax law), made to a beneficiary after the owner's death or, for non-natural owners, after the annuitant's death, made as a series of substantially equal periodic payments (at least annually) for the owner's life (or life expectancy) or for the joint lives (or joint life expectancies) of the owner and a designated beneficiary (within the meaning of the tax law), or made under a certificate purchased with a single premium when the annuity starting date is no later than a year from certificate purchase and substantially equal periodic payments are made at least annually.

A similar penalty tax, discussed under "Qualified Plans," applies to Qualified Certificates.

Aggregation of Contracts

The taxable amount of an annuity payment or withdrawal from a non-qualified certificate may be determined by combining some or all of the non-qualified annuity contracts you own. For example, if you purchase a certificate and also purchase an immediate annuity at approximately the same time, the IRS may treat the two as one annuity contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity, the IRS might treat the two contracts as one contract. In addition, if you purchase two or more certificates from us during any calendar year, these certificates are treated as one annuity contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount that might be subject to the 10% penalty tax.

Taxation of Annuity Payments

Normally, the portion of each annuity payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed Annuity Payment Option, adjusted for any period certain or refund feature, to the total expected amount of annuity payments for the term of the certificate (determined under Treasury Department regulations).

Once the total amount of the investment in the contract is excluded using the above formula, annuity payments will be fully taxable. If annuity payments stop because the annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the annuitant in the last taxable year.

There may be special income tax issues present in situations where the owner and annuitant are not the same person and are not married to one another. You should consult a tax adviser in those situations.

Annuity payments may be subject to federal income tax withholding requirements (See "Federal Income Tax Withholding"). In addition, in the case of annuity payments from certain Qualified Certificates, mandatory withholding requirements may apply, unless a "direct rollover" of such annuity payments is made.

Taxation of Death Benefits

Amounts may be distributed upon your or the annuitant's death. Before the Annuity Starting Date, death benefits are includible in income and:

if distributed in a lump sum are taxed like a full withdrawal (as described above), or if distributed under an Annuity Payment Option are taxed like annuity payments.

After the Annuity Starting Date, where a guaranteed period exists and the annuitant dies before the end of that period, payments made to the beneficiary for the remainder of that period are includible in income and:

if received in a lump sum are includible in income if they exceed the unrecovered investment, or if distributed in accordance with the selected Annuity Payment Option are fully excludible from income until the remaining investment in the contract is deemed to be recovered.

Thereafter, all annuity payments are fully includible in income.

Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding") In addition, in the case of such proceeds from certain Qualified Certificates, mandatory withholding requirements may apply, unless a "direct rollover" of such proceeds is made. (See "Direct Rollovers")

Loss of Interest Deduction Where Certificates are Held by or for the Benefit of Certain Non-Natural Persons

In the case of a certificate held by a non-natural owner, e.g., a corporation, all or some portion of otherwise deductible interest may not be deductible by the owner. However, this interest deduction disallowance does not affect certificates where the owner is taxable each year on the investment income under the certificate. Entities considering purchasing the certificate, or entities that will be beneficiaries under a certificate, should consult a tax adviser.

Tax-Free Exchanges (1035 Exchanges)

You can exchange certain life insurance, endowment and non-qualified annuity contracts tax free under Section 1035 of the Code. If you already own an annuity or life insurance contract issued by another insurer, you are generally able to exchange that contract for a certificate issued by us without incurring a tax as a result of the exchange. Often these exchanges may result in surrender charges and losses or reductions in benefits such as the guaranteed minimum death benefit. If, after a careful evaluation, you determine an exchange may be in your interest, please make sure you comply with the income tax rules and regulations that apply. For example, to receive tax-free treatment, a contract must be exchanged for the certificate. Please note that if you surrender a contract and apply the proceeds of that contract towards the purchase of a certificate, you will not qualify to receive tax-free treatment under Section 1035 of the Code and you will be taxed in the manner provided under "Taxation of Partial and Full Withdrawals." In addition, to receive tax-free treatment under Code Section 1035, the owner of the new certificate must be the same as the owner of the exchanged certificate. If you are considering such an exchange, you should consult with your professional adviser to ensure that the requirements of
Section 1035 are met.

Qualified Plans

The certificates are also designed for use in connection with retirement plans which receive favorable treatment under the Internal Revenue Code ("Qualified Plans"). Such certificates are referred to herein as "Qualified Certificates." Numerous special tax rules apply to the participants in Qualified Plans and to Qualified Certificates. We make no attempt in this Prospectus to provide more than general information about use of the certificate with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Certificates often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the certificate in connection with Qualified Plans should seek competent advice.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain Qualified Certificates, there may be no "investment in the contract" and the total amount received may be taxable.
Also, loans from Qualified Certificates, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan and the manner in which the loan must be repaid. (You should always consult your tax adviser and retirement plan fiduciary prior to exercising loan privileges.) [Assuming that no loans are available under a certificate, the prior two sentences should be deleted.] Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for such contribution, are limited under Qualified Plans.

If this certificate is used with a Qualified Plan, you and the annuitant must be the same individual. For certificates issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act ("ERISA") the spouse or former spouse of the owner will have rights in the certificate. In such a case, the owner may need the consent of the spouse or former spouse to change Annuity Payment Options, to elect a partial automatic withdrawal option, or to make a partial or full surrender of the certificate.

Qualified Certificates are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. An excise tax is imposed for the failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution. In the case of Individual Retirement Annuities, distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the owner attains age 70_. In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. The death benefit under your certificate may affect the amount of the minimum required distribution that must be taken from your certificate.

A 10% penalty tax may apply to the taxable amount of payments from Qualified Certificates. For Individual Retirement Annuities, the penalty tax does not apply to a payment:

received after you reach age 59-1/2,
received after your death or because of your disability (as defined in the tax law), or made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated beneficiary (as defined in the tax law).

In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may apply.

Qualified Certificates are amended to conform to plan requirements. However, you are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the certificate. In addition, we may not be bound by terms and conditions of Qualified Plans if they are inconsistent with the certificate.

Qualified Plan Types

We may issue certificates for the following types of Qualified Plans.

Individual Retirement Annuities

The Code permits eligible individuals to contribute to an individual retirement annuity known as an "IRA." IRAs limit the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of Qualified Plans may be "rolled over" on a tax-deferred basis into an IRA. The certificate may not fund a "Coverdell Education Savings Account" (formerly known as an "Education IRA").

Simplified Employee Pensions (SEP IRAs)

The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the certificate in connection with these plans should consult a tax adviser.

SIMPLE IRAs

The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence.

Roth IRAs

The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain respects, including:

Roth IRA contributions are never deductible, "qualified distributions" from a Roth IRA are excludible from income, mandatory distribution rules do not apply before death, a rollover to a Roth IRA must be a "qualified rollover contribution," under the Code, special eligibility requirements apply, and contributions to a Roth IRA can be made after the owner has reached age 70-1/2.

All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. You may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

Any "qualified distribution," as defined in Code Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after you reach age 59-1/2, after your death, because of your disability, or made to a first-time homebuyer.

Tax-Sheltered Annuities

Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity certificates for them and, subject to certain limitations, to exclude the amount of purchase payments from taxable gross income. These annuity certificates are commonly referred to as "tax-sheltered annuities." If you purchase a certificate for such purposes, you should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the certificates.

Tax-sheltered annuity certificates must contain restrictions on surrenders of:

contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988, earnings on those contributions, and earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988. These amounts can be paid only if you have reached age 59-1/2, separated from service, died, or becomes disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the value of the certificate to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)

Corporate and Self-Employed ("H.R. 10" and "Keogh" ) Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of a certificate in order to provide benefits under the plans.

Direct Rollovers

If the certificate is used with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, any "eligible rollover distribution" from the certificate will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such a qualified retirement plan, excluding certain amounts such as:

minimum distributions required under Section 401(a)(9) of the Code, and certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments."

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the certificate, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

Federal Income Tax Withholding

We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless the payee notifies us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is currently 10%. The current federal withholding rate for eligible rollover distributions is 20%.

Other Information

Rights Reserved by Woodmen of the World and/or Omaha Woodmen Life Insurance Society

We reserve the right to make certain changes when such changes would serve your interests or if it would carry out the purposes of your certificate. We can only make these changes when permitted by law and we will also obtain your approval or regulatory approval. Some examples of such changes are to operate the variable account in any form allowed under the 1940 Act or in any other form allowed by law; add, delete, combine or modify subaccounts in the variable account; restrict or otherwise eliminate any voting rights of certificate owners or other persons who have voting rights as to the variable account. add, delete or substitute, for the fund shares held in any subaccount, the shares of another fund any other investment allowed by law; make any amendments to the certificates necessary to comply with the provisions of the Code or any other applicable federal or state law.

Distribution Arrangements

Woodmen Financial Services, Inc., a Nebraska corporation, is the principal underwriter of your certificates. It is our wholly owned, indirect subsidiary and its offices are located at 1700 Farnam Street, Omaha, NE 68102. Woodmen Financial Services, Inc. is a member of the National Association of Securities Dealers, Inc. (NASD) and a broker-dealer registered with the SEC under the Securities Exchange Act of 1934.

Woodmen Financial Services, Inc.' s registered representatives must also be licensed by state insurance departments to sell the certificates. We may permit selling agreements with other broker-dealer firms to sell the certificates. In addition, we may retain other firms to serve as principal underwriter of the certificates. Certificates may not be available in all states.

Woodmen Financial Services, Inc. uses us as its paying agent to pay its representatives commissions and other distribution compensation on the sale of certificates. This will not result in any charge to you in addition to the charges already described in this prospectus. We will pay representatives a commission of not more than 5% of the premiums paid on the certificates. In addition to direct compensation, representatives may be eligible to receive other benefits based on the amount of earned commissions. Compensation may be paid in the form of non-cash compensation, subject to applicable regulatory requirements.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the certificate. Commissions paid on the certificate, including other incentives or payments, are not charged directly to the owners or the variable account.

Effect of State Laws

Certain provisions of the certificate may vary from state to state in order to conform with the law of the state in which you reside. This prospectus describes generally applicable provisions. You should refer to your certificate for any variations required by state law.

Legal Proceedings

Like other insurers, we are involved in lawsuits. Currently, there are three class action lawsuits naming us as a defendant. There are no lawsuits threatened or pending against the Account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on us or the Account.

Financial Statements

The audited statutory-basis statements of admitted assets, liabilities and our
surplus as of December 31, 2002 and 2001, and the related   statutory-basis
statements of operations, surplus and cash flow for each of the three years in the period ended December 31, 2002, as well as the related Reports of Independent Auditors are contained in the Statement of Additional Information.

Our statutory-basis financial statements should be considered only as bearing on the Society's ability to meet its obligations under the certificates. They should not be considered as bearing on the investment performance of the assets held in the Account. No financial information for the Account is included because it had no assets and incurred no liabilities at December 31, 2002.

Order Form

Please send me a copy of the most recent Statement of Additional Information
(SAI) for the Individual Flexible Premium Deferred Variable Annuity certificate.

---------------------------     ------------------------------------------------
    (Date)                        (Name)

--------------------------------------------------------------------------------
            (Street Address)

-----------------------------------------   ----------------- ------------------
         (City)                              (State)             (Zip Code)

Send to:
Woodmen of the World and/or Omaha Woodmen Life Insurance Society
1700 Farnam Street
Omaha, NE 68102

(You may also make your request by calling toll-free at 000-000-0000.

Statement of Additional Information

TABLE OF CONTENTS

                         Page
General Information      SAI -
Regulation and Reserves  SAI -
Principal Underwriter    SAI -
Subaccount               SAI -
Performance Information  SAI -
Legal and Accounting     SAI -
Financial Statements     SAI -

Woodmen Variable Annuity Account

STATEMENT OF ADDITIONAL INFORMATION

Dated July 1, 2003

for the:

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CERTIFICATE

Offered By:

Woodmen of the World and/or Omaha Woodmen Life Insurance Society
1700 Farnam Street, Omaha, NE  68102

This Statement of Additional Information (SAI) is not a prospectus, but should be read in conjunction with the prospectus dated July 1, 2003, for Woodmen Variable Annuity Account (the separate account) describing an individual flexible premium deferred variable annuity certificate (certificate) that Woodmen of the World and/or Omaha Woodmen Life Insurance Society is offering to persons eligible for membership in the Society. Terms used in this SAI that are not otherwise defined herein have the same meanings given to them in the prospectus. A copy of the prospectus may be obtained at no charge by writing Woodmen of the World and/or Omaha Woodmen Life Insurance Society, 1700 Farnam Street, Omaha, NE 68102 or by calling (000) 000-0000.

TABLE OF CONTENTS

                                        Page

General Information                     SAI -

Regulation and Reserves                 SAI -

Principal Underwriter                   SAI -

Subaccount                              SAI -

Performance Information                 SAI -

Legal and Accounting                    SAI -

Financial Statements                    SAI -

GENERAL INFORMATION

Woodmen of the World and/or Omaha Woodmen Life Insurance Society (Woodmen) is a fraternal benefit society organized under Internal Revenue Code section 501(c)(8) and established under the laws of the State of Nebraska. Woodmen is a non-profit, non-stock, membership organization licensed to do business in all states. Membership in Woodmen is open to all that share its values and members are joined together for insurance, education, patriotic and volunteer opportunities.

REGULATION AND RESERVES

Woodmen is subject to regulation by the Office of the Commissioner of Insurance of the State of Nebraska and by insurance departments of other states and jurisdictions in which it is licensed to do business. This regulation covers a variety of areas, including benefit reserve requirements, adequacy of insurance company capital and surplus, various operational standards and accounting and financial reporting procedures. Woodmen's operations and accounts are subject to periodic examination by insurance regulatory authorities. The forms of certificates described in the prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which certificates are sold.

Although the federal government generally has not directly regulated the business of insurance, federal initiatives often have an impact on the insurance business in a variety of ways. Federal measures that may adversely affect the insurance business include employee benefit regulation, tax law changes affecting the taxation of insurance companies or of insurance products, changes in the laws that affect the relative desirability of various personal investment vehicles and removal of impediments on the entry of banking institutions into the insurance business. Also, both the executive and legislative branches of the federal government periodically have under consideration various insurance regulatory matters, which could ultimately result in direct federal regulation of some aspects of the insurance business. It is not possible to predict whether this increased regulation will occur or, if so, what the effect on Woodmen would be.

Pursuant to state insurance laws and regulations, Woodmen is obligated to carry on its books, as liabilities, reserves to meet its obligations under outstanding insurance contracts. These reserves are based on assumptions about, among other things, future claims experience and investment returns. Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts, including holders of these certificates, if Woodmen were to incur claims or expenses at rates significantly higher than expected or experience significant unexpected losses on its investments.

If mandated under applicable law, we may be required to reject a premium. We may also be required to block a certificate owner s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

PRINCIPAL UNDERWRITER

Woodmen Financial Services, Inc. (WFS), a wholly-owned, indirect subsidiary of Woodmen, serves as the exclusive principal underwriter of the continuously offered certificates pursuant to a Principal Underwriting and Servicing Agreement to which WFS and Woodmen, on behalf of itself and the separate account, are parties. The certificates will be sold through Woodmen representatives who are licensed by state insurance officials to sell the certificates and who are duly licensed registered representatives of WFS. Representatives of other broker-dealer firms with which WFS has executed a selling agreement may also sell the certificates. In addition, Woodmen may engage other firms to serve as principal underwriters of the certificates. Woodmen has yet to pay any commissions.

SUBACCOUNTS

The following are the funds that will underlie a corresponding subaccount:
Names:                Subaccount Names: -----------------   --------------------

PERFORMANCE INFORMATION

The separate account may, from time to time, advertise information relating to the performance of its subaccounts. The performance information that may be presented is not a prediction or guarantee of future investment performance and does not represent the actual return on amounts invested by any particular owner. There is not yet any performance information for the subaccounts.

Money Market Subaccount - Yield and Effective Yield

Advertisements for the certificates may include yield and effective yield quotations for the Money Market Subaccount, which are computed in accordance with standard methods prescribed by the SEC. Under these methods, the Money Market Subaccount s yield is calculated based on a hypothetical pre-existing account having a balance of one Money Market Subaccount's unit at the beginning of a specified seven-day period. Yield is computed by dividing the net change, exclusive of capital changes, in the accumulation unit value during the seven-day period, subtracting a hypothetical charge reflecting deductions from owner accounts, dividing the difference by the accumulation unit value at the beginning of the period to obtain the base period return and multiplying the base period return by the fraction 365/7. The Money Market Subaccount s effective yield is calculated by compounding the base period return (computed as described above) for such period by adding 1 and raising the sum to a power equal to 365/7 and subtracting 1 from the result. Yield and effective yield do not reflect the deduction of certificate, withdrawal or surrender charges. The certificates currently are not subject to charges for state premium taxes.

There is not yet a yield and effective yield for the Money Market Subaccount.

Other Subaccounts

30-Day Yield: Advertisements for the certificates may include 30-day yield quotations for each subaccount other than the Money Market Subaccount, which are computed in accordance with a standard method prescribed by the SEC. These 30-day yield quotations are computed by dividing the net investment income per accumulation unit earned during the period (the net investment income earned by the Fund portfolio attributable to shares owned by the subaccount less expenses incurred during the period) by the offering price per accumulation unit on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

Yield = 2[(((a-b)/cd)+1)^6-1]
Where: a = Net dividends and interest earned during the period by the portfolio attributable to the subaccount, b = Expenses accrued for the period (net of reimbursements), c = The average daily number of accumulation units outstanding during the period, d = The accumulation unit value per unit on the last day of the period

Standardized and Non-Standardized Average Annual Total Return. Advertisements for the certificates may also include standardized and non-standardized average annual total return quotations for each subaccount for 1-, 5- and 10-year periods (or the life of the subaccount, if less). Standardized average annual total return quotations are computed in accordance with a standard method prescribed by the SEC. The average annual total return for a subaccount for a specific period is computed by finding the average annual compounded rates of return over the applicable period that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P(1 + T)^n = ERV
Where: P    =  A hypothetical initial payment of $1,000
T    =  Average annual total return
n    =  Number of years ERV  =  Ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1-, 5- or 10-year periods (or fractional portion thereof)

Non-standardized average annual total returns are calculated in the same manner and for the same time periods as the standardized average annual total returns described immediately above, except that the value of the non-standardized total returns do not reflect the effect of the withdrawal or surrender charges that may be imposed at the end of the period (because it is assumed that the certificate will continue through the end of each period) and the annual certificate Maintenance Charge (because the average certificate size is generally expected to be less than $50,000. If reflected, these charges would reduce the performance results presented.

Cumulative Total Return Advertisements for the certificates may also include cumulative total return quotations for each subaccount, for which the SEC has not prescribed a standard method of calculation. Cumulative total return is the non-annualized cumulative rate of return on a hypothetical initial investment of $1,000 in a subaccount for a specified period (hypothetical initial investment). Performance quotations for each subaccount reflect the deduction of all recurring fees and charges applicable to each subaccount, such as the mortality and expense risk charge and certificate maintenance charge, and Fund operating expenses (net of reimbursements), except that yield quotations and non-standardized average annual total return calculations do not reflect any deduction for withdrawal or surrender charges. The certificates are not currently subject to a charge for state premium taxes. Cumulative total return is calculated by finding the cumulative rates of return of the Hypothetical Initial Investment over various periods, according to the following formula and then expressing that as a percentage:
C = (ERV/P) - 1
Where: C = Cumulative total return
ERV =   Ending redeemable value of a hypothetical $1,000 payment made at the beginning of the applicable period
P= A hypothetical initial payment of $1,000

Performance Comparisons

The performance of each of the subaccounts may be compared in advertisements and sales literature to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds or series of mutual funds, with investment objectives similar to each of the portfolios in which the subaccounts invest. Such comparisons may be made by use of independent services that monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis, ranking such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but excluding sales charges, redemption fees or certain expense deductions at the separate account level. Some rankings are based on total returns adjusted for withdrawal or surrender charges or may consider the effects of market risk on total return performance.

Companies providing rankings that may be used in advertisements and sales literature include Lipper Analytical Services, Inc., Morningstar, Inc. and the Variable Annuity Research and Data Service.

In addition, each subaccount s performance may be compared in advertisements and sales literature to various benchmarks including but not limited to various Standard & Poor's indexes and Barra growth and value subdivisions thereof, Morgan Stanley Capital International Europe, Australasia and Far East (MSCI
EAFE) Index, Russell Indexes and growth and value subdivisions thereof, Merrill Lynch High Yield Master Index, the Wilshire Small Cap Index and the Lehman Brothers Aggregate Bond Index.

The portfolios may, from time to time, illustrate the benefits of tax deferral by comparing taxable investments to investments made in tax-deferred retirement plans and may illustrate in graph or chart form or otherwise, the benefit of dollar cost averaging by comparing investments made pursuant to a systematic investment plan.

The portfolios may also, from time to time, illustrate the concepts of asset allocation by use of hypothetical case studies representing various life cycles and/or risk levels of a certificate owner.

Legal and accounting

All matters relating to Nebraska law pertaining to the certificates, including the validity of the certificates and our authority to issue the certificates, have been passed upon by Mark Theisen, Esquire,

The Society's statutory-basis financial statements for 2002 are audited by Ernst & Young, LLP, suite 3400, 801 Grand avenue, des Moines, IA 50309-2764. No financial information for the Account is included because the Account had no assets and incurred no liabilities as of the date of this Statement of Additional Information.

FINANCIAL STATEMENTS

Will be filed by amendment to include the calendar year 2002.

Part C

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)(1) Financial Statements

All required financial statements will be included in Part B of an amended filing.

(b) Exhibits

(1) Certified resolution of the board of directors of Woodmen of the World and/or Omaha Woodmen Life Insurance Society ("Woodmen") establishing Woodmen Variable Annuity Account (the "Account")
(2)  Not Applicable.
(3) Form of Distribution Agreement between Woodmen and Woodmen Financial Services, Inc.
(4)  (a) Form of Variable Annuity Certificate
     (b) Form of IRA endorsement
     (c) Form of Roth IRA endorsement
     (d) Form of Simple rider
     (e) Form of 403(b) TSA)
(5)  (a) Certificate Application
     (b) Form of IRA disclosure
     (c) Form of Roth IRA disclosure
     (d) Form of Simple disclosure
(6)  Woodmen's Articles of Incorporation, Constitution and Laws
(7)  Not Applicable.
(8)  (a) Form of Participation Agreement (Summit)
     (b) Form of Participation Agreement (PIMCO)
     (c) Form of Services Agreement (Summit)
     (d) Form of Services Agreement (PIMCO)
(9)  Opinion and Consent of Mark Theisen
(10)  Not Applicable
(11)  Not Applicable.
(12)  Not Applicable.
(13)  Not Applicable
Powers of Attorney

ITEM 25.  DIRECTORS AND OFFICERS OF THE SOCIETY*<F1>

NAME                     TITLE

John G. Bookout          Chairman of the Board
James L. Mounce          CEO, President and Director
James W. Bridges Jr.     Executive Vice President Fraternal and Director
Danny  E. Cummins        Secretary, Executive Vice President Operations
Stephen W. Mellor        Treasurer, Executive Vice President Finance
Mark Theisen             Vice President, General Counsel and Director
Calvin E. Robinson       Vice President, Associate General Counsel
Joseph J. Hromadka       Vice President
James R. Day             Vice President
Cathy R. Tichy           Vice President
Scott Darling            Vice President
Robert Rubio             Vice President
Mark L. Schrier          Vice President
Desi P. Doise            Vice President
Steven B. Jones          Vice President
Robert Maher             Vice President
William C. Owen          Director
Thomas T. Gallion        Director
James L. Harmon          Director
J. Carroll Shealey       Director
Henson P. Barnes         Director
Betty H. Brown           Director
Wayne Graham             Director
Daniel W. Rice III       Director

*<F1> Unless otherwise indicated, the principal business address of each person is Woodmen of the World and/or Omaha Woodmen Life Insurance Society 1700 Farnam Street, Omaha, NE 68102

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Registrant is a separate account of Woodmen of the World and/or Omaha Woodmen Life Insurance Society, the Depositor, established by the Board of Directors of the Depositor in 2001 pursuant to the laws of the State of Nebraska. The Depositor is a fraternal benefit society organized under the laws of the State of Nebraska and is owned by and operated for its members. It has no shareholders and is not subject to the control of any affiliated persons. Depositor controls its wholly-owned direct subsidiary, WFS Holdings, Inc., a Nebraska corporation that is a holding company with no independent operations; WFS Holdings, Inc. controls its wholly-owned subsidiary, Woodmen Financial Services, Inc, a Nebraska corporation that is a broker-dealer and principal underwriter hereunder. All are located at 1700 Farnam Street, Omaha, NE 68102.

ITEM 27.  NUMBER OF CERTIFICATE HOLDERS

As of the date of this Registration Statement no Certificates have been sold.

ITEM 28.  INDEMNIFICATION

Article 3 section 6 of the Constitution and Laws of Woodmen of the World and/or Omaha Woodmen Life Insurance Society contains provisions governing the indemnification of officers and employees of the depositor it provides:

"INDEMNIFICATION OF OFFICERS AND EMPLOYEES. Every officer or employee and every former officer or employee of the Society shall be indemnified against losses or judgments assessed against him by a court of competent jurisdiction and for expenses actually and reasonably incurred by him in connection with the defense of any action, suit or proceeding, civil or criminal, in which he is made a party by reason of serving this Society, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be guilty of fraud, gross negligence or malfeasance in the performance of duty. Such indemnification shall also extend to instances where at the request of the Society the individual serves as a director, officer, employee, trustee or agent of another enterprise. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which such director, officer or employee may be entitled."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) Woodmen Financial Services, Inc. is the Registrant's principal underwriter and is scheduled to be the underwriter for additional certificates to be issued by other separate accounts of Woodmen.

(b) Officers and Managers of Woodmen Financial Services, Inc.

NAME AND PRINCIPAL
BUSINESS ADDRESS*<F2>                   POSITIONS AND OFFICES

Desi Doise                              CEO, Chairman of the Board and Director
Paul M. Stadler                         President, Director
Mark Theisen                            Secretary, Director
James L. Mounce                         Director
Stephen W. Mellor                       Director
Agatha Robinson                         Vice President
Joseph Wreschnig                        Vice President, Treasurer

*<F2> The principal business address of all of the persons listed above is Woodmen of the World and/or Omaha Woodmen Life Insurance Society, 1700 Farnam Street, Omaha, NE 68102.

(c)  NA

ITEM 30.  LOCATION OF BOOKS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Woodmen at its home office located at 1700 Farnam Street, Omaha, NE 68102.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

(a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Certificates offered herein are being accepted.

(b) The registrant undertakes that it will include as part of any application to purchase a Certificate offered by the prospectus, either a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to Woodmen for a statement of additional information.

(c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to Woodmen at the address or phone number listed in the prospectus.

(d) Woodmen represents that in connection with its offering of the Certificates as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that Woodmen will comply with paragraphs numbered (1) through
(4) of that letter.

(e) Woodmen of the World and/or Omaha Woodmen Life Insurance Society represents that the aggregate charges under the Certificates are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by it.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Woodmen Variable Annuity Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Omaha and State of Nebraska, on this 24th day of October, 2002

WOODMEN VARIABLE ANNUITY ACCOUNT

/s/James L. Mounce
-----------------------------------------------------------
By:James L. Mounce
James L. Mounce, CEO, President and Director, Woodmen of the World and/or Omaha Woodmen Life Insurance Society

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.

/s/James L. Mounce
-----------------------------------------------------------
By: James L. Mounce (Principal Executive)  October 24, 2002

James L. Mounce, CEO, President and Director, Woodmen of the World and/or Omaha Woodmen Life Insurance Society

/s/Steven B. Jones
-----------------------------------------------------------
By: Steven B. Jones (Principal Accounting Financial Officer) October 23, 2002 Steven B. Jones, Vice President

All of the Board of Directors of Woodmen of the World and/or Omaha Woodmen Life Insurance Society:

John G. Bookout                    Chairman of the Board
James L. Mounce                    Director
Mark D. Theisen                    Director
William C. Owen                    Director
Thomas T. Gallion                  Director
James L. Harmon                    Director
J. Carroll Shealey                 Director
Henson P. Barnes                   Director
Betty H. Brown                     Director
Wayne Graham                       Director
Daniel W. Rice III                 Director
James W. Bridges, Jr.              Director
Danny E. Cummins                   Director
Stephen W. Mellor                  Director

James L. Mounce, by signing his name hereto, does hereby sign this document on behalf of himself and each of the above-named Woodmen of the World and/or Omaha Woodmen Life Insurance Society pursuant to powers of attorney duly executed by such persons.

/s/James L. Mounce
-----------------------------------------------------------
James L. Mounce,    October 24, 2002

James L. Mounce
Attorney-in-Fact